PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated May 10, 2012	Filed Pursuant to Rule 433
Registration Statement No. 333-181292
Supplementing the Preliminary
Prospectus Supplement dated May 10, 2012
(To Prospectus dated May 10, 2012)

Medicis Pharmaceutical Corporation

1.375% Convertible Senior Notes due 2017

The information in this pricing term sheet supplements Medicis Pharmaceutical Corporation’s preliminary prospectus supplement, dated May 10, 2012 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below) (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Medicis Pharmaceutical Corporation (“Medicis”)

Ticker / Exchange:	MRX / The New York Stock Exchange (“NYSE”)

Title of Securities:	1.375% Convertible Senior Notes due 2017 (the “Notes”)

Aggregate Principal Amount Offered:	$450,000,000 of Notes

Offering Price:	The Notes will be issued at a price of 100% of their principal amount, plus accrued interest, if any, from May 16, 2012

Over-Allotment Option:	$50,000,000 principal amount of Notes

Annual Interest Rate:	The Notes will bear interest at a rate equal to 1.375% per annum from May 16, 2012

NYSE Last Reported Sale Price on May 10, 2012:	$37.66 per share of Medicis Class A common stock

Conversion Premium:	Approximately 25% above the NYSE Last Reported Sale Price on May 10, 2012

Initial Conversion Price:	Approximately $47.07 per share of Medicis Class A common stock

Initial Conversion Rate:	21.2427 shares of Medicis Class A common stock per $1,000 principal amount of Notes

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2012

Maturity Date:	June 1, 2017

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Trade Date:	May 11, 2012

Settlement Date:	May 16, 2012

CUSIP:	584690 AC5

ISIN:	US584690AC53

Underwriting Discount:	2.625%

Convertible Note Hedge and Warrant Transactions:	In connection with the pricing of the Notes, Medicis entered into convertible note hedge transactions with affiliates of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (each of which is referred to as an “Option Counterparty”). Medicis also entered into warrant transactions with the Option Counterparties. The convertible note hedge transactions are expected to reduce potential dilution to Medicis’ Class A common stock and/or offset any cash payments Medicis is required to make in excess of the principal amount upon any conversion of Notes. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of Medicis’ Class A common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option to purchase additional Notes, Medicis may enter into additional convertible note hedge and warrant transactions

Use of Proceeds:

Medicis estimates that the net proceeds from the Offering, after deducting estimated expenses payable by Medicis and the underwriters’ discount, will be approximately $436.2 million (or $484.9 million if the underwriters exercise their over-allotment option in full).

Medicis intends to use approximately $40.4 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions described below (after such cost is partially offset by the proceeds to Medicis from the sale of the warrant transactions described below).

Medicis intends to use the remainder of the net proceeds from the Offering for general corporate purposes, which may include working capital, capital expenditures, repurchasing shares of Medicis’ Class A common stock from time to time, repaying its outstanding debt and corporate acquisitions.

Capitalization	After giving effect to Medicis’ use of approximately $40.4 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions described above (after such cost is partially offset by the proceeds to Medicis from the sale of the warrant transactions described above), as of March 31, 2012:

• the as-adjusted amount of “Cash and cash equivalents” in the table set forth in the “Capitalization” section of the Preliminary Prospectus Supplement would have been $492,121;

• the as-adjusted amount of “Additional paid-in capital” in such table would have been $764,541;

• the as-adjusted amount of “Total stockholders’ equity” in such table would have been $793,301; and

• the as-adjusted amount of “Total capitalization” in such table would have been $1,412,627;

in each case, determined in the manner described in such “Capitalization” section of the Preliminary Prospectus Supplement.

Adjustment to Conversion Rate upon Conversion upon a Make-Whole Adjustment Event:	The table below sets forth the number of additional shares, if any, of Medicis Class A common stock by which the conversion rate will be increased for conversions in connection with a “make-whole adjustment event” as described in the Preliminary Prospectus Supplement, based on the stock price and effective date of the make-whole adjustment event.

	Stock Price
Effective Date	$37.66	$40.00	$42.50	$45.00	$47.50	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00
May 16, 2012	5.3106	4.6842	3.9557	3.3516	2.8481	2.4260	1.7715	1.3015	0.9594	0.7079	0.5210	0.3812	0.1968	0.0918
June 1, 2013	5.3106	4.7898	4.0043	3.3561	2.8190	2.3722	1.6877	1.2054	0.8615	0.6146	0.4359	0.3054	0.1408	0.0532
June 1, 2014	5.3106	4.7728	3.9317	3.2427	2.6776	2.2127	1.5132	1.0345	0.7050	0.4766	0.3180	0.2074	0.0771	0.0160
June 1, 2015	5.3106	4.5831	3.6809	2.9522	2.3645	1.8910	1.2032	0.7584	0.4716	0.2871	0.1685	0.0929	0.0155	0.0000
June 1, 2016	5.3106	4.1054	3.1193	2.3464	1.7477	1.2894	0.6816	0.3448	0.1637	0.0689	0.0204	0.0000	0.0000	0.0000
June 1, 2017	5.3106	3.7573	2.2867	0.9795	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Notwithstanding anything in the indenture governing the Notes to the contrary, Medicis may not increase the conversion rate to more than 26.5533 shares per $1,000 principal amount of Notes pursuant to the events described in “Description of the Notes—Adjustment to Conversion Rate upon Conversion upon a Make-Whole Adjustment Event” in the Preliminary Prospectus Supplement, though Medicis will adjust such number of shares for the same events for which it must adjust the conversion rate as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•

between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

in excess of $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

less than $37.66 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Medicis has filed a registration statement (including a prospectus dated May 10, 2012 and a Preliminary Prospectus Supplement dated May 10, 2012) with the Securities and Exchange Commission, or SEC, for the Offering. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents Medicis has filed with the SEC for more complete information about Medicis and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Medicis and the underwriters will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by calling 1-800-503-4611 or emailing prospectus.cpdg@db.com or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.